230 Park Avenue South New York, NY 10003	SAVALLE SIMS Executive Vice President & General Counsel E Savalle_Sims@discovery.com T +1 240 662 3512

February 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Crispino

Discovery, Inc.

Registration Statement on Form S-4/A

(File No. 333-261188)

Dear Mr. Crispino:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Discovery, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date of the Registration Statement, so that it is declared effective at 4:00 p.m. (Eastern Time) on February 10, 2022 or as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

Please contact our counsel, Debevoise & Plimpton LLP, by calling Matthew E. Kaplan at (212) 909-7334 or Benjamin R. Pedersen at (212) 909-6121, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

DISCOVERY, INC.

By:	/s/ Savalle Sims
	Name:	Savalle Sims
	Title:	Executive Vice President and
General Counsel

cc:	Joshua Shainess

U.S. Securities and Exchange Commission

Matthew E. Kaplan

Debevoise & Plimpton LLP